Caledonia’s Blanket Mine Continues Uninterrupted Production and Expansion

Toronto, Ontario – April 25, 2007: Caledonia Mining Corporation ("Caledonia") (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) wishes to announce that production at its Blanket Gold Mine in Zimbabwe continues uninterrupted. This is contrary to reports in the press and electronic media that the Blanket Mine is one of the Zimbabwean gold mines which has suspended production due to the non receipt of payments for gold delivered and sold, as required by law, from the Zimbabwean authorities.  However, unless Blanket receives payment for gold already delivered, and prompt payment for future gold deliveries, it will have to suspend operations due to the lack of cash flow. The mine continues the ongoing interactions with the Zimbabwean authorities who have given assurances that the situation will be addressed shortly.

Blanket, having foreseen the cash flow problems of acquiring dry cyanide, has completed the installation and commissioning of a 63m³ liquid cyanide storage facility.  Blanket now enjoys the flexibility and considerable cost savings of this portion of the expansion project.  Based on present costs, this facility has a payback of approximately 6 months.

Production at the Blanket Mine has however been reduced due to a combination of late payments for gold delivered and for planned technical reasons.  More particularly, the No. 4 shaft – the main production shaft of the Blanket Mine – has been temporarily closed in order to complete the shaft equipping which is part of the previously announced work to expand production of the Blanket Mine from the present rate of 25,000 ounces of gold per year to 40,000 ounces per year. Underground production from No 4 shaft will resume at  600 tonnes per day by the end of June 2007, and the shaft will then be equipped from the 585 metre above mean sea level (AMSL) to the 302 metre AMSL level.

For more information, please contact:

Stefan Hayden	Alex Buck / Nick Bias	Jeremy Porter
President and CEO		Seymour Pierce Limited
Caledonia Mining Corporation	BuckBias	AIM Nominated Advisor
Tel: +27 11 447 2499	Tel: +44 7932 740 452	Tel:+44 20 7107 8000

Further information regarding Caledonia’s operations, exploration activities, and latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.